Dragon International Group Corp.
No. 201 Guangyuan Road, District C
Investment Pioneering Park
Jiangbei, Ningbo, China 315033
86-574-83070703

April 9, 2009

VIA EDGAR

United States Securities
   and Exchange Commission
100 F Street, NE
Mail Stop 4561
Washington, D.C.  20549
Attention:  John Reynolds
                  Assistant Director

Re:          Dragon International Group, Corp. (the “Company”)
Post Effective Amendment to Registration Statement
Filed March 20, 2009
File No. 333-150862

Dear Mr. Reynolds:

In connection with your April 2, 2009 letter regarding the above-referenced matter, we hereby acknowledge that:

•	Should the Commission or the staff, acting pursuant to the delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
The action of the Commission or the staff, acting pursuant to the delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the securities laws of the United States.

Sincerely,

/s/ David Wu
David Wu
Chief Executive Officer and President